EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

October 16, 2019

AVINO ANNOUNCES Q3 2019 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) announces its third quarter 2019 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for Q3, 2019 (Compared to Q3, 2018)

•	Silver equivalent production decreased by 19% to 570,220 oz*
•	Gold production decreased by 34% to 1,448 oz
•	Silver production decreased by 34% to 221,928 oz
•	Copper production increased by 39% to 1,381,924 lbs

*In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu. In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

The silver equivalent production in Q3, 2019 decreased by 19% compared to Q3, 2018. The decrease was due to the following reasons:

•	Decreasing consolidated silver and gold feed grades that were offset slightly by higher mill throughput, copper feed grades at Avino, and increased consolidated recoveries
•	Minor production interruptions as a result of delays due to heavy seasonal rain
•	Processing continued using the remaining stockpiles from past production and development activities at San Gonzalo, which is lower grade.

The expectations are for higher production in Q4 2019 as we change our feed mix to focus more on the Elena Tolosa area of the Avino Mine.

“Our Q3 2019 production results, while lower compared to the same period in 2018, were in line with our internal expectations and output remained similar to the first two quarters of 2019. This quarter’s increase in throughput and recoveries are very encouraging and are attributed to the hard work and efforts by our team in Mexico,” said David Wolfin, Avino’s President and CEO. “In addition, we are pleased with the progression of the Open Pit tailings storage work, specifically the installation of the geomembrane, which is almost complete.  The newly commissioned tailings thickener has transitioned to full operation and has reduced the water content sent to the tailings facility while similarly increasing the amount of water recycled back to the processing plant. During the 4th quarter and into 2020, we are looking forward to advancing our processing plant optimization initiatives and transitioning to full mining production in the Elena Tolosa area of the Avino Mine.”

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October 16, 2019 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q3 2019 Production Results

Consolidated Production Tables

Q3 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	122,208	139,419	900	1,307,622	418,352
San Gonzalo	17,800	29,568	194	-	56,203
Historic Above Ground Stockpiles	62,656	52,941	354	74,302	95,665
Consolidated	202,664	221,928	1,448	1,381,924	570,220
YTD 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	319,837	356,626	2,797	3,269,687	1,160,595
San Gonzalo	53,271	149,265	555	-	208,184
Historic Above Ground Stockpiles	228,116	232,116	1,528	311,052	419,623
Consolidated	601,224	738,007	4,880	3,580,739	1,788,402

*During the three and nine months ended September 30, 2019, the Company produced 15,784 and 19,454 AgEq oz, respectively, of zinc by-product concentrate which has been included in the “San Gonzalo” production category above.

Q3 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	41	0.31	0.58	86%	73%	83%
San Gonzalo	56	0.41	-	80%	73%	-
Historic Above Ground Stockpiles	47	0.33	0.14	56%	54%	39%
Consolidated	44	0.33	0.33	76%	67%	68%
YTD 2019
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	41	0.38	0.55	84%	71%	85%
San Gonzalo	122	0.46	-	69%	65%	-
Historic Above Ground Stockpiles	57	0.40	0.17	55%	53%	36%
Consolidated	54	0.40	0.39	72%	64%	64%

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October 16, 2019 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q3 2019 Production Results

Avino Mine Production Highlights

	Q3 2019	Q3** 2018	Quarterly Change	YTD 2019
Total Mill Feed (dry tonnes)	122,208	85,221	43%	319,837
Feed Grade Silver (g/t)	41	57	-28%	41
Feed Grade Gold (g/t)	0.31	0.54	-42%	0.38
Feed Grade Copper (%)	0.58	0.53	10%	0.55
Recovery Silver (%)	86%	83%	3%	84%
Recovery Gold (%)	73%	66%	10%	71%
Recovery Copper (%)	83%	88%	-6%	85%
Total Silver Produced (oz)	139,419	130,320	7%	356,626
Total Gold Produced (oz)	900	982	-8%	2,797
Total Copper Produced (Lbs)	1,307,622	879,430	49%	3,269,687
Total Silver Equivalent Produced (oz)*	418,352	372,601	12%	1,160,595

*In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu. In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

**The figures for Q3 2018 include San Luis processed material that was not included in the previously released Q3 2018 production table however it was reflected in the consolidated figures.

Overall, silver equivalent production at Avino increased by 12% compared to Q3, 2018, as a result of increased copper and silver production during the quarter. Mill feed at Avino increased by 43%, which offset lower silver and gold grades of 28% and 42%, respectively. Copper grades increased by 10% compared to Q3, 2018. Silver and gold recoveries increased by 3% and 10% respectively.

San Gonzalo Production Highlights

	Q3 2019	Q3 2018	Quarterly Change	YTD 2019
Total Mill Feed (dry tonnes)	17,800	19,691	-10%	53,271
Feed Grade Silver (g/t)	56	226	-75%	122
Feed Grade Gold (g/t)	0.41	1.15	-65%	0.46
Recovery Silver (%)	80%	78%	2%	69%
Recovery Gold (%)	73%	75%	-3%	65%
Total Silver Produced (oz)	29,568	111,287	-73%	149,265
Total Gold Produced (oz)	194	549	-65%	555
Total Silver Equivalent Produced (oz)*	56,203	155,990	-64%	208,184

*In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu. In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

*During the three and nine months ended September 30, 2019, the Company produced 15,784 and 19,454 AgEq oz, respectively, of zinc by-product concentrate which has been included above.

At San Gonzalo, the Company continues to process stockpiles, which have exceeded our expectations, albeit with declining silver and gold grades, which is inline with internal expectations.

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October 16, 2019 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q3 2019 Production Results

Historic Above Ground Stockpiles Production Highlights

	Q3 2019	Q3 2018	Quarterly Change	YTD 2019
Total Mill Feed (dry tonnes)	62,656	88,733	-29%	228,116
Feed Grade Silver (g/t)	47	62	-25%	57
Feed Grade Gold (g/t)	0.33	0.45	-28%	0.40
Feed Grade Copper (%)	0.14	0.15	-9%	0.17
Recovery Silver (%)	56%	57%	-1%	55%
Recovery Gold (%)	54%	52%	3%	53%
Recovery Copper (%)	39%	37%	5%	36%
Total Silver Produced (oz)	52,941	100,544	-47%	232,116
Total Gold Produced (oz)	354	673	-47%	1,528
Total Copper Produced (Lbs)	74,302	112,841	-34%	311,052
Total Silver Equivalent Produced (oz) calculated*	95,665	175,837	-46%	419,623

*In Q3, 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu. In Q3, 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

Due to the negligible cost of mining, the profit margin on this material is quite positive. We will continue to evaluate our feed and product mix to maximize profitability.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with the gravimetric finish for the concentrates and the AAS methods for copper, lead, zinc and silver for the feed grade samples. All concentrate shipments are assayed by one of the following independent third party labs: AHK, and Inspectorate in the UK and LSI in the Netherlands.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Senior Technical Advisor, Avino and Jasman Yee P.Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 350 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

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October 16, 2019 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q3 2019 Production Results

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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